EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Six Months Ended June 30,
	2006	2005
Earnings:
Income from Continuing Operations	$66,082	$76,415
Add:
Income tax expense	9,879	(3,815)
Amortization of capitalized interest	938	1,194

	76,899	73,794

Adjustments to earnings for fixed charges:
Interest and other financial charges	24,063	25,140
Interest factor attributable to rentals	361	238

	24,424	25,378

Earnings as adjusted	$101,323	$99,172

Fixed Charges:
Total fixed charges above	$24,424	$25,378

Ratio of earnings as adjusted to total fixed charges	4.15	3.91